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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66772

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 (MM/DD/YY) AND ENDING 03/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OCEANUS SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

521 5th Avenue, Suite 37th Fl
(No. and Street)

NEW YORK	NY	10175
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Marvin	212-509-5600	jamesm@oceanus.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

7/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _James Marvin_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _OCEANUS SECURITIES, LLC_ , as of _03/31_ , 2 _6_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Mohan. D. Buxani
Notary Public, State of New York
Registration No. 01BU6266896
Qualified In New York County
Commission Expires August 06, 2028

Signature: _____

Title: _____
CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OCEANUS SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED

MARCH 31, 2026

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Oceanus Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Oceanus Securities, LLC as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Oceanus Securities, LLC as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Oceanus Securities, LLC's management. Our responsibility is to express an opinion on Oceanus Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oceanus Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company. PA

We have served as Oceanus Securities, LLC's auditor since 2022.

Maitland, Florida

June 29, 2026


OCEANUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2026


ASSETS

Cash and Cash Equivalents	1,650,467
Accounts receivable	238,224
Other assets	41,542
Clearing Deposits	100,434
Software marketing rights	20,000
Total assets	$ 2,050,666

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 60,261
Due to related party	1,100,767
Total liabilities	1,161,028
Members' equity	889,638
Total liabilities and members' equity	$ 2,050,666

OCEANUS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2026

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Oceanus Securities LLC (the "Company") was organized on October 15, 2003 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company, the members' liability is limited to their investment.

The Company licenses software that provides efficient execution of securities transactions to its customers. Customers are typically broker-dealers and investment managers. Additionally, the company has a clearing arrangement to introduce customers on a fully disclosed basis, for those customers that prefer to clear and settle their transactions as well as utilizing the platform for execution services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable; however, actual results could differ from those estimates.

Recognition of Revenues
The Company recognizes revenue from contracts with customers in accordance with FASB Accounting Standards Codification 606 (ASC 606) –Revenue from Contracts with Customers.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;

- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Management Fees

The Company receives management fees for providing license trading software for execution management and order management for securities transactions based on volume utilized by customers. The Company believes that the performance obligation is satisfied on the service usage date (i.e. trade date) because that is the date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Interface Connections

The company provides customers the ability to connect to execution venues as a separate service while using the trading software. Services are provided over time, invoiced quarterly in advance, and recognized in revenue as performance obligations for each period are satisfied.

Interest Income

Interest income is recognized as T-bills mature or for banking institutions in the period earned.

Execution Services

The company provides execution services to other broker/dealers on a fully disclosed basis. The company is responsible for execution of transactions but does not carry customer accounts, hold securities, or act as a clearing broker. The company recognizes revenue on the trade dates as that is when the company believes all performance obligations are fulfilled.

Execution Fees

The company receives fees from customers to cover its costs which are recognized on a monthly basis as that is when the company believes all performance obligations are fulfilled.

Clearing Deposit

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. At March 31, 2026 management estimates no allowance for credit losses.

Software Marketing Rights

Software marketing rights are an intangible asset representing rights contributed by the founders of the company and are recorded based on estimated value at the time of the contribution. They are evaluated annually for possible impairment.

Cash & Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The company maintains cash and other deposits with banks, and at times, such deposits exceed applicable insurance limits.

NOTE 3 - REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the net capital requirements of the Securities Exchange Act. Rule 15c3-1 requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to notification provisions of Rule 15c3-1. Rule 15c3-1 requires that the Company maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness.

At March 31, 2026, the Company had net capital of $759,662 which was $659,662 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital at March 31, 2026 was 1.53 to 1.

NOTE 4 - INCOME TAXES

The Company is a limited liability company and as such, is required to file its own partnership tax return, however it does not record a provision for taxes for deferred items as income flows through and is the responsibility of individual members.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2018.

NOTE 5 - RELATED PARTY TRANSACTIONS

100% of the Company's revenue (excluding interest income) is derived from the distribution of software developed by one of its members, Tethys Technology, Inc. (Tethys), pursuant to an agreement for which it pays Tethys fees for usage. As a result, during the year ended March 31, 2026 the Company incurred $1,976,454 in licensing expenses to Tethys. As of March 31, 2026, the Company owed Tethys $1,100,767 for licensing fees in connection with the agreement.

The Company shares office space, personnel and other office expenses with Tethys. Tethys pays these expenses and allocates a portion of these expenses on a monthly basis to the Company, pursuant to a written expense sharing agreement. During the year ended March 31, 2026 these expenses amounted to $14,400. On the Statement of Income these expenses are classified as allocated overhead.

The Company's operating results and financial position may differ if the aforementioned entities were autonomous.

NOTE 6 – CONCENTRATIONS

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in checking and money market deposit bank accounts which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at one financial institution. As of March 31, 2026, the Company had deposits at a single financial institution that exceeded the FDIC Insurance limit by $652,582.

The Company's three largest customers comprise 79% of total revenue.

Approximately 84% of accounts receivable is from the Company's three largest customers.
.

NOTE 7 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is the licensing of trading algorithm software. The Company has identified as its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see NOTE 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 8 – UNCERTAINTY

ASC Topic 275, Risks and Uncertainties, requires entities to disclose information about risks and uncertainties that could significantly affect the amounts reported in the financial statements or the functioning of the entity in the near term. As of the date of issuance of these financial statements, The Company is not aware of any risks or uncertainties that materially impacted the Company's operating results, financial position, or its ability to continue as a going concern.

NOTE 9 - FAIR VALUE MEASUREMENTS

Fair Value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly

transaction between market participants on the measurements date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as:

- Quoted prices for similar assets or Liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs, other than quoted prices, that are:
  - Observable; or
  - Can be corroborated by observable market data.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Assets and Liabilities measured at fair value on a recurring basis, are summarized below:

	Quoted Market prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
As of March 31, 2026				
U.S. Treasury Bills	$747,885	-	-	$747,885

There are no transfers between level 1,2 or 3 investments during the year ended March 31, 2026.

NOTE 10 - CREDIT LOSSES

The company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer).

The Company had accounts receivables as of March 31, 2025 and 2026 of $ 288,229 and

$238,224 respectively.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were available to be issued and has noted that no significant events requiring disclosure or adjustments have occurred since the date of the financial statements.